ARNALL GOLDEN GREGORY LLP
171 17th Street
Suite 2100
Atlanta, GA  30363

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joe.alley@agg.com
www.agg.com

August 2, 2006

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 5212, Mail Stop 0510
100 “F” Street, N.E.
Washington, D.C. 20549-3628

Re:	PRG-Schultz International, Inc.
Pre-effective Amendment No.1 to Registration Statement on Form S-1
Filed July 18, 2006
File No. 333-134698

Dear Ms. Long:

On behalf of PRG-Schulz International, Inc. (“PRGS” or the “Company”), we transmit for filing PRGS’ responses to the Staff’s letter of comment dated July 26, 2006. For your convenience, the comments contained in that letter are reprinted below in italics. Unless otherwise indicated, all references are to the Amendment No. 2 to the Registration Statement on Form S-1/A filed concurrently with this response.

1.
Please note that all of the securities offered by this prospectus must be registered in the fee table and specifically accounted for in the selling shareholder table. We note that the cover page of the prospectus identifies the following securities as being offered, but neither your fee table nor the selling securityholder table shows these securities as being registered or offered:

•	the additional senior convertible notes issued in payment of interest on the senior convertible notes registered;

•	the senior series B preferred stock and common stock issuable upon conversion of the convertible notes; and

Ms. Pamela Long
August 2, 2006

•	the common stock issuable upon conversion of the senior series A and senior series B preferred stock.

If you wish to register and offer these securities prior to the time they are issued as interest or upon conversion of the overlying securities, you must make a good-faith estimate of the number of shares or amount of notes that you may issue and register that amount. If you do not wish to register all of these securities at this time, please revise the prospectus cover page to identify only the type and amount of securities that are being offered for resale. In either case, please revise your fee table, prospectus cover page, and selling securityholder table to identify clearly all of the securities being offered in response to this comment.

Response:

The cover page of the prospectus gives the specific number of shares or dollar amount of each of the types of securities. We have revised the selling securityholder table to add the amounts issuable upon conversion or dividend or interest payments, to make the amounts in that table consistent with the cover page. Pursuant to Rule 457(i), the registrant does not pay a fee on securities issuable upon conversion. We have expanded the footnotes to the fee table to describe these securities.

2.
Please revise your fee table to give the actual number of each class of shares and the principal amount of notes you are registering. Use separate lines or footnotes to distinguish the shares that underlie preferred stock from those that are already outstanding. Similarly distinguish notes to be received as interest payments from those outstanding. Once you have clarified the amount of shares you are registering for resale, we may have additional comments.

Response:

We have revised the fee table to include the dollar amounts of all securities except those for which a fee is not paid pursuant to Rule 457(i). Under Rule 457(o), the registrant is not required to include the number of shares in the fee table. We have expanded the footnotes to the fee table to indicate more clearly the portion of the securities which are issuable upon payment of interest or dividends.

Legality Opinion

3.
In connection with your response to prior comment 4, we understand that holders of the convertible notes will receive either the shares of series B preferred that you are registering for resale or shares of common stock that must still be authorized by your shareholders. Because the issuance of the common shares is uncertain at this time, registration of their resale is premature. In addition, we cannot accept the legality opinion regarding the shares of common stock yet to be authorized. The due authorization of those shares is still subject to completion of steps that must be verified by counsel as having been taken in accordance with Georgia law, such as the proper conduct of the shareholder meeting, the action having been duly taken by shareholder vote, and, we assume, the filing and acceptance of an amended charter. Although these matters are not specifically opined upon, counsel’s opinion that the shares are legally issued includes a determination that they have been duly authorized in accordance with state law.

Ms. Pamela Long
August 2, 2006

In view of these issues, if you wish to proceed immediately with the registration of the other securities on this registration statement, you should remove the common shares potentially issuable upon conversion of the notes from the registration statement. Otherwise, you may register shares of common stock underlying the convertible notes once they have been authorized. In that case, shares of series B preferred, which will no longer be issuable, should then be removed.

Response:

We have amended the registration statement to remove the series B preferred shares which will not become issuable if the registration statement is declared effective prior to August 15 and shareholder approval of the authorization of additional common stock is obtained at the Company’s annual meeting of shareholders on August 11. The registration statement continues to include the common stock issuable upon conversion of the notes and the series A preferred stock. We will not request effectiveness unless and until the common stock is approved by the shareholders at the meeting on August 11. At that time we also will file the final legality opinion, a red-lined draft of which is attached hereto for your review. As we discussed with Pam Long, we are hopeful that we can resolve any outstanding comments with the staff, as well as finalize the form of the opinion, prior to August 11, 2006, so that PRGS may file the final opinion on August 11, 2006 concurrently with an acceleration request to have the registration statement declared effective no later than August 15, in order to avoid penalties under the registration rights agreement and in order to prevent the Series B preferred stock from becoming issuable.

4.
Because debt is a contractual obligation and the legality opinion must opine on whether the contracts are legally binding contracts, counsel must opine on the laws of the state governing the indentures, that is, New York. Please revise.

Response:

The revised form of opinion now opines on New York law as to the debt securities governed by the indentures.

5.	The legality opinion should be revised to refer specifically to the type and amount of each security being registered.

Response:

The revised form of opinion now makes specific reference as to the type and amount of each security.

Ms. Pamela Long
August 2, 2006

6.
The legality opinion appears to cover “Series A Securities” which is defined to mean, according to paragraph (iv) of the opinion, “any additional securities that may be deemed to be issued . . . in satisfaction of dividends payable on the Series A Preferred Stock.” The cover page of the prospectus states that it offers shares issuable upon conversion of the series A, not shares issuable as dividends. Please reconcile.

Response:

The prospectus cover page states that certain of the securities offered will be issuable in satisfaction of dividends payable on the series A preferred. We have revised the cover page to make this language more prominent.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please review these responses at your earliest convenience and contact me to let me know if they address your concerns. You may contact me at (404) 873-8688. Thanks for your assistance.

Very truly yours,

ARNALL GOLDEN GREGORY LLP

/s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.

cc:	Edward M. Kelly, Esq., Division of Corporation Finance
Peter Limeri
Victor A. Allums, Esq.

ARNALL GOLDEN GREGORY LLP
171 17th Street
Suite 2100
Atlanta, GA  30363

Direct phone: 404.873.8500
Direct fax: 404.873.8501
www.agg.com

~~July 18,~~August __, 2006

PRG-Schultz International, Inc.
600 Galleria Parkway
Suite 100
Atlanta, Georgia 30339

Re: Form S-1 Registration Statement

Ladies and Gentlemen:

This opinion is being furnished in connection with the Registration Statement on Form S-1 (Reg. No. 333-134698) (the “Registration Statement”) of PRG-Schultz International, Inc., a Georgia corporation (the “Company”), filed with the Securities and Exchange Commission under the Securities Act of 1933, for the registration of the following securities offered by the selling securityholders named in the Registration Statement:

(i) $24,858,433 in principal amount of 11.0% senior notes due 2011 (the “11% Notes”) and $28,776,480 in principal amount of 10.0% senior convertible notes due 2011 (the “10% Notes”);

(ii) up to $~~18,091,085~~18,097,373.66 in principal amount of additional 10.0% Notes that may be issued in payment of interest on outstanding 10.0% Notes (the “Additional Notes”);

(iii) 57,406 shares ($6,888,720 liquidation preference) of 9.0% Senior Series A Convertible Participating Preferred Stock (the “Series A Preferred ~~Stock~~Shares”) and 35,608 shares (the “Common Shares”) of Common Stock, no par value per share ~~(the “Common Stock”)~~.

(iv) any additional securities that may be deemed to be issued upon increases of up to $3,809,252 in the liquidation preference of the Series A Preferred ~~Stock~~Shares in satisfaction of dividends payable on the Series A Preferred ~~Stock~~Shares (collectively, the “Additional Series A Securities”); and

(v) up to ~~97,625.14 shares ($46,860,067.20 liquidation preference) of 10.0% Senior Series B Convertible Participating Preferred Stock (the “Series B Preferred Stock”) issuable upon conversion of the 10.0% Notes and up to 109,736,708~~109,777,324 additional shares of Common Stock issuable upon conversion of the 10.0% Notes~~,~~ and the Series A Preferred ~~Stock and/or Series B Preferred Stock~~Shares (collectively, the “Conversion Securities”).

PRG-Schultz International, Inc.
August ____, 2006

The 10% Notes and 11% Notes were issued under indentures (the “Indentures”) dated as of March 17, 2006 between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The ~~shares of~~ Series A Preferred ~~Stock~~Shares were issued in accordance with the terms of the Articles of Amendment to the Company’s Articles of Incorporation effective as of March 21, 2006, as corrected (the “Articles of Amendment”)~~. The Articles of Amendment also set forth the terms of the Series B Preferred Stock~~. Copies of the Indentures and the Articles of Amendment are filed as exhibits to the Registration Statement.

In our capacity as your special counsel in connection with such registration, we are familiar with the proceedings taken by the Company in connection with the authorization, issuance and sale of the above-referenced securities. In addition, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and instruments, as we have deemed necessary or appropriate for purposes of this opinion.

In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies. We have been furnished with, and with your consent have relied upon, certificates of officers of the Company with respect to certain factual matters.

We are opining herein as to the effect on the subject transaction only of the internal laws of the State of Georgia and the federal laws of the United States (except as to the opinions included in paragraphs 1 and 2 below, as to which we also are opining as to the effect of the internal laws of the State of New York), and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or as to any matters of municipal law or the laws of any local agencies within any state.

Subject to the foregoing and other qualifications set forth herein, it is our opinion that, as of the date hereof:

1. The 10% Notes and the 11% Notes constitute legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

2. The Additional Notes, upon their issuance in accordance with the terms of the 10% Notes and the applicable Indenture, will constitute legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

PRG-Schultz International, Inc.
August ____, 2006

3. The ~~shares of~~ Series A Preferred ~~Stock~~Shares and the Common Shares are validly issued, fully paid and nonassessable.

4. The Additional Series A Securities that may be deemed issuable upon increases in liquidation preference in satisfaction of dividends on the Series A Preferred ~~Stock~~Shares, upon their issuance in accordance with the terms of the Articles of Amendment, will be validly issued, fully paid and nonassessable.

5. The Conversion Securities issuable upon conversion of the Series A Preferred ~~Stock, Series B Preferred Stock~~Shares and~~/or~~ 10% Notes, when issued upon conversion of the underlying securities in accordance with the terms of the 10% Note Indenture and the Articles of Amendment, as applicable, will be validly issued, fully paid and nonassessable.

The opinions rendered in paragraphs 1 and 2 relating to the enforceability of the 10% Notes, 11% Notes and Additional Notes are subject to the following exceptions, limitations and qualifications: (i) the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors; (ii) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or law, and the discretion of the court before which any proceeding therefor may be brought; (iii) the unenforceability under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; and (iv) we express no opinion concerning the enforceability of the waiver of rights or defenses contained in Section 6.13 of each of the Indentures.

We have not been requested to express, and with your knowledge and consent, do not render, any opinion as to the applicability to the obligations of the Company under the Indentures, and the securities issued under the Indentures, of Section 548 of the United States Bankruptcy Code or applicable state law ~~(including, without limitation, Article 4 of the Georgia Debtor and Creditor Law)~~ relating to fraudulent transfers.

To the extent that the obligations of the Company under the Indentures may be dependent upon such matters, we assume for purposes of this opinion that the Trustee is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; that the Trustee is duly qualified to engage in the activities contemplated by the Indentures; that the Indentures have been duly authorized, executed and delivered by the Trustee and constitute the legally valid, binding and enforceable obligations of the Trustee enforceable against the Trustee in accordance with their terms; that the Trustee is in compliance, generally and with respect to acting as a trustee under the Indentures, with all applicable laws and regulations; and that the Trustee has the requisite organizational and legal power and authority to perform its obligations under the Indentures.

PRG-Schultz International, Inc.
August ____, 2006

We express no opinions concerning the enforceability of indemnification provisions to the extent they purport to relate to liabilities resulting from or based upon negligence or any violation of federal or state securities or blue sky laws.

We consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to this firm under the caption “Legal Matters” contained therein and elsewhere in the Registration Statement. This consent is not to be construed as an admission that we are a party whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act.

Sincerely,

ARNALL GOLDEN GREGORY LLP